[HUSCH BLACKWELL LLP LETTERHEAD]

Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

September 11, 2013

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Blue Valley Ban Corp. (the “Company”) please find enclosed a draft registration statement on Form S-1 pursuant to which the Company intends to undertake a rights offering. The Company previously filed registration statements in 2004 (Form S-8) and 2008 (Form S-1), but ceased to be a reporting company on June 8, 2012 when it filed a Form 15-12B.  Pursuant to the guidance found in Question 54 of the Division of Corporate Finance’s Frequently Asked Questions of General Applicability on Title I of the JOBS Act, we believe that the Company qualifies as an emerging growth company.

Please feel free to call me at 816-983-8362 or Steve Carman at 816-983-8153 with any questions or comments.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP